

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 13, 2021

David Sealock
Chief Executive Officer
Sky Quarry Inc.
136 East South Temple, Suite 1400
Salt Lake City, UT 84111

> **Re: Sky Quarry Inc.**
> **Offering Statement on Form 1-A POS**
> **Filed November 15, 2021**
> **File No. 024-11574**

Dear Mr. Sealock:

We have reviewed your amendments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A POS filed November 15, 2021 and Form 1-A POS filed November 16, 2021

Plan of Distribution, page 31

1. You suggest that to subscribe for the common stock in this offering, an investor should go to www.equifund.com/skyquarry and click on the "Invest Now" button. The exclusive investor deck at that location contains "consolidated pro forma financial projections" that present net revenues from FY2022 to FY2026 of $6.5 million to $49.6 million. These numbers appear to reflect a substantial difference from the revenues shown in your Form 1-A for the most recent fiscal periods.

   Please explain to us in your letter of response how you determined projections for the respective periods. Also explain why you believe that the underlying assumptions built into these projections are reasonable. To the extent these projections are based on contracts that have been negotiated or are in negotiation, clarify this in your disclosure. We also note claims made at www.equifund.com that the company can recycle

David Sealock
Sky Quarry Inc.
December 13, 2021
Page 2

asphalt shingles and produce a barrel of recycled oil for zero net cost, but there is no clear explanation of the basis for those assertions. Please refer to Part II (b) of Form 1-A, and see Securities Act Rule 175.

General

2.	Please update your financial statements in accordance with paragraphs (b) and (c) of Form 1-A, Part F/S. Also revise to provide corresponding, updated MD&A in your offering circular.

3.	We note the Digital Offering engagement letter amendments filed as exhibits with your November 15, 2021 and November 16, 2021 1-A post-effective amendments. Please revise your Part II information to reflect the revised terms of these amendments.

4.	Please identify Digital Offering as an underwriter. In the alternative, provide your analysis as to why Digital Offering should not be identified as an underwriter.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:	William Hart, Esq.